

19011130

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER

8- 47248

REPORT FOR THE PERIOD BEGINNING 10/01/18   AND ENDING 09/30/19

                    MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

                                             OFFICIAL USE ONLY

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

                                              FIRM I.D. NO.

500 BOYLSTON STREET

(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MILLER   617-423-4700

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**



OATH OR AFFIRMATION

I, MICHAEL MILLER _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MONUMENT GROUP, INC. _____ , as of

SEPTEMBER 30 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____ *Michael C. Miller* _____
                                          Signature

TREASURER _____
                                          Title

_____ *Nadine Conway Downing* _____
                    Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONUMENT GROUP, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Monument Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Monument Group, Inc. as of September 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Monument Group, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monument Group, Inc.'s management. Our responsibility is to express an opinion on Monument Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monument Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Monument Group, Inc.'s financial statements. The supplemental information is the responsibility of Monument Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Monument Group, Inc.'s auditor since 2009.

Norwood, Massachusetts
November 22, 2019

MONUMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash	$ 542,030
Placement and consulting fees receivable	69,343
Other assets	2,136
	$ 613,509

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$ 331,039

Stockholders' equity:

Common stock, .01 par value, authorized 7,500 shares	
7,500 shares issued and outstanding	75
Additional paid-in capital	1,318,746
Accumulated deficit	(1,036,351)
Total stockholders' equity	282,470
	$ 613,509

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2019

Revenues:	
Private placement fees	$ 24,861,370
Investment income	3,448
	24,864,818
Expenses:	
Management fees	22,713,429
Commissions	2,176,662
Other expenses	144,991
	25,035,082
Net loss	$ (170,264)

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2019

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at October 1, 2018	$ 75	$ 1,076,538	$ (866,087)	$ 210,526
Net loss	-	-	(170,264)	(170,264)
Shareholder contributions	-	242,208	-	242,208
Balance at September 30, 2019	$ 75	$ 1,318,746	$ (1,036,351)	$ 282,470

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2019

Cash flows from operating activities:	
Net loss	$ (170,264)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Placement and consulting fees receivable	(1,036)
Other assets	(662)
Increase (Decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	288,682
Total adjustments	286,984
Net cash provided by operating activities	116,720
Cash flows from investing activities	
None	-
Cash flows provided by financing activities	
Increase in additional paid-in capital	242,208
Increase in cash	358,928
Cash at beginning of the period	183,102
Cash at end of the period	$ 542,030
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company began operations July 15, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is engaged principally in the placement of private securities with institutional investors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue From Contracts With Customers

Revenue from contracts with customers are composed of private placement fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual agreement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in private placement fees. In certain instances, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At September 30, 2019, there were no advances to the Company.

Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Income Taxes

The Company and its stockholders have elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, in lieu of federal and state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

During the year, the Company, maintained cash accounts at various financial institutions in bank deposits which at times exceeded the federally-insured limit of $250,000. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk regarding its cash balances

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from a related company, Monument Group, LP (M.G., LP). The related party charged $22,713,429 for these services for the year ending September 30, 2019. At September 30, 2019 the Company owed $40,450 to the related party. Since the Company has common ownership with M.G., LP, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 4 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 5 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $210,991 which was $188,922 in excess of its required net capital of $22,069. The Company's net capital ratio was 1.56 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 22, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

MONUMENT GROUP, INC.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2019

SCHEDULE I

MONUMENT GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2019

AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 331,039
NET CAPITAL:	
Common stock	$ 75
Additional paid-in capital	1,318,746
Accumulated deficit	(1,036,351)
	282,470
ADJUSTMENTS TO NET CAPITAL:	
Placement and consulting fees receivable	(69,343)
Other assets	(2,136)
Haircuts	-
Net capital, as defined	$ 210,991
NET CAPITAL REQUIREMENT	$ 22,069
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 188,922
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.56 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 210,991
Net audit adjustments	(1,250)
Decrease in non-allowables and haircuts	1,250
Net capital per above	$ 210,991

See Independent Auditor's Report

SCHEDULE II

MONUMENT GROUP, INC.

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2019

Monument Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures**

To the Board of Directors and Shareholders
of Monument Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Monument Group, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Monument Group, Inc. for the year ended September 30, 2019, solely to assist you and SIPC in evaluating Monument Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Monument Group, Inc.'s management is responsible for Monument Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
November 22, 2019

MONUMENT GROUP, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2019

Payment Date	To Whom Paid	Amount
4/26/2019	SIPC, Washington DC	$ 22,492.00
11/1/2019	SIPC, Washington DC	$ 15,180.00

See Accountant's agreed-upon procedure report.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Monument Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report,
in which (1) Monument Group, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k)
under which Monument Group, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i)
(exemption provisions) and (2) Monument Group, Inc. stated that Monument Group, Inc. met the
identified exemption provisions throughout the most recent fiscal year without exception.
Monument Group, Inc.'s management is responsible for compliance with the exemption
provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required
procedures to obtain evidence about Monument Group, Inc.'s compliance with the exemption
provisions. A review is substantially less in scope than an examination, the objective of which is
the expression of an opinion on management's statements. Accordingly, we do not express such
an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects,
based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities
Exchange Act of 1934.

Norwood, Massachusetts
November 22, 2019

MONUMENT GROUP, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2019

Monument Group, Inc. is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ending September 30, 2019.

Michael C. Miller

Michael Miller, President